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                                April 28, 2023

       Hsiang En Lee
       Chief Executive Officer
       Gold Quantum Group, Inc.
       Morgan Tower 6th Floor
       Diamond Island, Phoenix Bridge
       Phnom Penh, Cambodia 12000

                                                        Re: Gold Quantum Group,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 3, 2023
                                                            File No. 000-56534

       Dear Hsiang En Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed April 3, 2023

       General

   1.                                                   Please tell us and
revise your filing to clarify your fiscal year end.
   2. Please revise your cover page so that it is consistent with the current Form 10 requirements, including
identifying yourself as an emerging growth company if
                                                        applicable. In this
regard, we note your disclosure that you are
                                                        an emerging growth
company as defined in the JOBS Act. Please also revise your
                                                        registration statement
to:

                                                              Describe how and
when a company may lose emerging growth company status;
                                                              Briefly describe
the various exemptions that are available to you, such as an exemption from
Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a)
 Hsiang En Lee
FirstName   LastNameHsiang
Gold Quantum    Group, Inc. En Lee
Comapany
April       NameGold Quantum Group, Inc.
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
              and (b) of the Securities Exchange Act of 1934; and
                State your election under Section 107(b) of the JOBS Act.
3. We note that a majority of your executive officers and/or directors have significant ties to
         China. Please provide prominent disclosure about the legal and operational risks associated with a majority of your directors and/or officers having significant ties to
         China. Your disclosure should make clear whether these risks could result in a material
         change in your or the target company   s post-combination operations
and/or the value of
         the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or antimonopoly concerns, have or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on a U.S. or other foreign exchange. Please disclose the location
of your auditor   s
         headquarters and whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
4. Please disclose the risks that the majority of your directors and/or officers having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
5. Disclose each permission or approval that you or your officers and/or directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and/or officers are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and/or directors (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business
 Hsiang En Lee
FirstName   LastNameHsiang
Gold Quantum    Group, Inc. En Lee
Comapany
April       NameGold Quantum Group, Inc.
       28, 2023
April 328, 2023 Page 3
Page
FirstName LastName
         combination. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
7. Please revise to disclose in the introduction to your Business section that the location of the sponsor and the majority of your executive officers and/or directors having significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
8. We note that all of your officers and directors appear to be located outside of the United
         States. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in Cambodia, China, or other locations. Please identify each officer and/or director located in Cambodia, China, or other locations and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
         For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Cambodia, China, or other locations; lack of reciprocity and treaties; and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
Item 1A. Risk Factors, page 7

9. Please revise to highlight the risk that conflicts of interest may arise between your directors and officers and you. In this regard, we note your disclosure on page 8 that management expects to devote only a limited amount of time to your affairs.
10. Please revise to highlight any risks associated with reporting requirements and compliance obligations under the Exchange Act, the Sarbanes-Oxley Act, and other applicable securities laws and regulations.
11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and/or officers    search for a target company,
please revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 2. Financial Information, page 11

13. Please revise to provide, as applicable, your plan of operation for the remainder of the fiscal year or your plan of operation for the remainder of the fiscal year and for the first six months of the next fiscal year. See Item 101(a)(3) of Regulation
S-K.
 Hsiang En Lee
FirstName   LastNameHsiang
Gold Quantum    Group, Inc. En Lee
Comapany
April       NameGold Quantum Group, Inc.
       28, 2023
April 428, 2023 Page 4
Page
FirstName LastName
14. Please revise to briefly discuss the company's results of operations and liquidity and capital resources. For example, clarify, if true, that the company recognized no revenue for the period through February 28, 2023 and discuss whether management expects the company to recognize any revenue during the next 12 months. Additionally, discuss material cash requirements and identify the anticipated sources of funds needed to satisfy such cash requirements. For example, describe the material terms of the amounts due to a related company, including the principal amount, interest rate, and maturity date. See
         Item 303 of Regulation S-K.
Item 5. Directors and Executive Officers, page 13

15. Please revise to provide all of the information required by Item 401(e) of Regulation S-K.
         For example, revise to describe the business experience, principal occupations and employment of each of your directors and officers during the past five years, including the dates and duration of employment. Additionally, for each director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director.
16. Please revise to clearly identify Mr. Zhaosu as a promoter. See Item 401(g) of Regulation
         S-K.
17. Please identify any business involvements of your directors and officers that present a conflict of interest with this company.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

18. Please revise to provide all of the information required by Item 404 of Regulation S-K for the funding provided to the company by Gold Quantum Investment Co., Ltd.
Item 10. Recent Sales of Unregistered Securities, page 18

19. Please revise to disclose the consideration received by the company for the 2,000 shares issued to Mr. Zhaosu on February 15, 2023. See Item 701 of Regulation S-K.
Exhibits

20. Please file as exhibits your amended certificate of incorporation and your articles of incorporation. In this regard, we note the reference on page 19 to the
company   s amended
         certificate of incorporation and references in your bylaws to the
company   s articles of
         incorporation. See Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related
 Hsiang En Lee
Gold Quantum Group, Inc.
April 28, 2023
Page 5

matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNameHsiang En Lee
                                                         Division of
Corporation Finance
Comapany NameGold Quantum Group, Inc.
                                                         Office of Real Estate
& Construction
April 28, 2023 Page 5
cc:       J. Britton Williston
FirstName LastName